

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 16, 2010

Mr. John A.G. Seton
Chief Financial Officer
Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
Canada, M5C 1C3

> **Re: Olympus Pacific Minerals Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-52324**

Dear Mr. Seton

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director